Exhibit 4.54

Summary of the Rural Lease Agreement, entered into on April 9, 2020, in connection with certain assets in Paraguay

Parties: Palmeiras S.A., as the company vested in the possession of the land; and Ultreya S.A., as the legal entity interested in entering into a rural lease agreement with BrasilAgro – Companhia Brasileira de Propriedades Agrícolas.

Purpose: Granting of the possession, for a term of ten months, counted as from April 9, 2020, of a total area equivalent to 145 arable hectares of the land subject to the record rile n. 6658/12974 (issued by the Real Estate Registry Office of Mariscal José Félix Estigarribia, in Paraguay). The lease amount is US$490 per hectare, plus US$750 per year crop and fees arising from the use of BrasilAgro’s irrigation equipment (US$0.50 per millimeter of irrigated hectare).